

August 18, 2011

Via E-mail
Bassem A. Shakeel
Vice President
Magna International Inc.
337 Magna Drive
Aurora, Canada L4G 7K1

Re: Magna International Inc.
Form 40-F for Fiscal Year Ended December 31, 2010
Filed on March 31, 2011
Form 6-K
Filed on August 5, 2011
File No. 001-11444

Dear Mr. Shakeel:

We have reviewed your response letter dated July 26, 2011 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2010

Exhibit 2

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 17

1.   We note your response to our prior comment 2. However, you have only quantified one of the four factors that are listed. Further you have only quantified $57 million of a $129 million change. A significant portion of the change (56%) is not discussed or analyzed. Please revise to quantify all factors cited. Please provide us with your proposed revised disclosure.

2.   We note your response to our prior comment 3. However, you have not discussed the change in the aggregate dollar amount of cost of goods sold. Please revise to discuss the changes in the dollar amount of costs of goods sold. Please revise to quantify the different factors driving the change, such as the increase in commodity costs. Please provide us with your proposed revised disclosure.

Form 6-K filed on August 5, 2011

Notes to Interim Consolidated Financial Statements

Note 16. Subsequent Events

3.   We note that you expect to record a charge of approximately $100 million in the third quarter of 2011 in connection with the disposal of an interior systems operation located in Germany. Please tell us what consideration you gave to impairment testing related to this operation as of June 30, 2011 and December 31, 2010.

        You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

                                        Sincerely,

                                        /s/ Lyn Shenk

                                        Lyn Shenk
                                        Branch Chief